AB

VF 3-21-02

02019550

:ED STATES
EXCHANGE COMMISSION
;ton, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 48340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWM Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 7th Floor
(No. and Street)

New York, New York 10169
(City) (State) (Zip Code)

RECD S.E.C.
MAR 12 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Sloate 212-499-2677
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz and Company, LLP
(Name — *if individual, state last, first, middle name*)

2580 Sunrise Highway, Bellmore, New York 11710
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Sloate, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWM Securities, Inc., as of December 31, XX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LAURA J. SLOATE
Signature

CHAIRMAN
Title

Notary Public

CONCETTA FUSCIELLO
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01FU6036777
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES 02-07-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). and Retained Earnings
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report on Internal Control Structures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Part IIA - Annual INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer:	SWM SECURITIES, INC. [0013]	SEC File Number: 8- 40340 [0014]	
Address of Principal Place of Business:	230 PARK AVENUE [0020]	Firm ID: 38637 [0015]	
	NEW YORK [0021] NY [0022] 10169 [0023]		

For Period Beginning 01/01/2001 [0024] Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Laura J. Sloate, President [0030] Phone: 212-499-2544 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ☒ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	794,630 [0200]		794,630 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	31,255 [0295]		
	B. Other	[0300]	[0550]	31,255 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			

	A. Exempted securities		[0418]		
	B. Debt securities		[0419]		
	C. Options		[0420]		
	D. Other securities		2,085 [0424]		
	E. Spot commodities		[0430]		2,085 [0850]
5.	Securities and/or other investments not readily marketable:				
	A. At cost	[0130]			
	B. At estimated fair value		[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]			
	B. Other securities	[0160]			
7.	Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
	A. Exempted securities	[0170]			
	B. Other securities	[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market	[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of the company, at market value			[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11.	Other assets		3 [0535]	15,799 [0735]	15,802 [0930]

12.	TOTAL ASSETS	827,973 [0540]	15,799 [0740]	843,772 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	7,944 [1205]	[1385]	7,944 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]

	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	7,944 [1230]	0 [1450]	7,944 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	2,000 [1792]
	C. Additional paid-in capital	148,000 [1793]
	D. Retained earnings	685,828 [1794]
	E. Total	835,828 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	835,828 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	843,772 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2001 [3932] Period Ending 12/31/2001 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	1,473,469 [3935]
	b. Commissions on listed option transactions	163 [3938]
	c. All other securities commissions	257,062 [3939]
	d. Total securities commissions	1,730,694 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	[3949]
	c. Total gain (loss)	[3950]
3.	Gains or losses on firm securities investment accounts	[3952]

4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	41,423	[3995]
9.	Total revenue	1,772,117	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers	56,304	[4140]
13.	Interest expense		[4075]
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	11,517	[4195]
15.	Other expenses	1,617,485	[4100]
16.	Total expenses	1,685,306	[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	86,811	[4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of [4238]		
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items	86,811	[4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal Income taxes and extraordinary items	NA	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☒ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 43724 [4335A]	Bear, Stearns Securities Corp. [4335A2]	ALL [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 835,828 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 835,828 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — [3520]
   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	[3525]

5. Total capital and allowable subordinated liabilities — [3530]
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 15,799 [3540]
   B. Secured demand note deficiency — [3590]
   C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]
   D. Other deductions and/or charges — 5,000 [3610] — (20,799) [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]

16.	Total A.I. liabilities from Statement of Financial Condition		7,944 [3790]
17.	Add:		
A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	[3830]
19.	Total aggregate indebtedness		7,944 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 1 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	_ [4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	_ [4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	_ [4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	_ [4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	_ [4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	_ [4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	_ [4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	_ [4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	_ [4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	_ [4692]	[4693]	[4694]	_ [4695]
		TOTAL $	[4699] Omit Pennies		

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
[illegible]	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		749,017 [4240]
A.	Net income (loss)		86,811 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		835,828 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	-0- [4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	-0- [4330]

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
SWM Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of SWM Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., Suite 3350
New York, NY 10017
212.681.8018 • fax: 212.286.8636

2255 Glades Road, Suite 422A
Boca Raton, Fl. 33431
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, an is not intended to be and should not be used by anyone other than these specified parties.

Schwartz + Company, LLP

Bellmore, New York
January 11, 2002

SWM SECURITIES, INC.

REPORT ON EXAMINATION OF
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

SWM SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

CONTENTS

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
SWM Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of SWM Securities, Inc., as of December 31, 2001, and the related statements of income and retained earnings and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWM Securities, Inc., as of December 31, 2001, the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Form X-17A-5 (Financial and Operational Combined Uniform Single Report) Part IIA, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schwartz + Company, LLP

Bellmore, New York
January 11, 2002

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., Suite 3350
New York, NY 10017
212.681.8018 • fax: 212.286.8636

2255 Glades Road, Suite 422A
Boca Raton, Fl. 33431
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

SWM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets	
Cash and cash equivalents	$796,715
Receivable from broker	31,255
Returnable income taxes	6,197
Prepaid expenses and other current assets	15,802
Total assets	$843,772

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 7,944
Total liabilities	7,944
Stockholders' equity	
Common stock ($1.00 par value, 5,000 shares authorized, 2,000 shares issued and outstanding)	2,000
Additional paid-in capital	148,000
Retained earnings	685,828
Total stockholders' equity	835,828
Total liabilities and stockholders' equity	$843,772

See notes to financial statements

SWM SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	$1,772,117
Selling, general and administrative expenses	1,685,306
Net income	86,811
Retained earnings - January 1, 2001	599,017
Retained earnings - December 31, 2001	$ 685,828

See notes to financial statements

SWM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net income	$ 86,811
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Decrease in receivable from broker	57,238
Increase in prepaid expenses and other current assets	(1,259)
Decrease in accounts payable	(5,045)
Decrease in state and local income tax payable	(13,229)
Net cash provided by operating activities	124,516
Cash and cash equivalents - January 1, 2001	672,199
Cash and cash equivalents - December 31, 2001	$ 796,715

Supplemental disclosure of cash flow information:
Cash paid during year ended December 31, 2001, for:

Interest	$ -0-
Income taxes	$ 28,011

See notes to financial statements

SWM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1: Ownership and Operations

SWM Securities, Inc. (the Company) is a closely held company, which provides stock brokerage services. The Company's clients are located throughout the United States.

Note 2: Summary of Significant Accounting Policies

Income Recognition

Commission and floor brokerage revenues and expenses are recognized on a trade date basis.

Income Taxes

For income tax purposes, SWM Securities, Inc.'s shareholders have elected, as of September 13, 1995, to be treated as an S Corporation as provided in Section 1362 of the Internal Revenue Code and Section 660 of Article 22 of the New York State tax law. As such, there will be no provision for Federal and New York State income taxes as the Company's income or losses and credits will be passed to the shareholders and combined with other personal income and deductions to determine taxable income on their individual tax returns. However, the Company is subject to New York City corporation income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include money market accounts.

Note 3: "Special Reserve Bank Account for the Exclusive Benefit of Customers"

The Company is exempt under Rule 15c3-3 of the Securities and Exchange Commission as it does not maintain customers' accounts and it does clear all transactions with a broker/dealer (clearing agent) who does maintain such a special reserve.

Note 4: Net Capital Requirement (Rule 15c3-1)

The Company is subject to the net capital rule (15c3-1) of the Securities and Exchange Commission, which requires that the ratio of aggregate indebtedness to net capital, as those terms are defined, shall not exceed 15 to 1. The concept of the net capital rule is liquidity; the object being to require a broker or dealer to have at all times sufficient liquid assets to cover current indebtedness of all persons.

Failure to maintain the required net capital may result in suspension or expulsion of the Company by the Securities and Exchange Commission. At December 31, 2001, the Company had net capital, as defined under the net capital rule, of $814,987 compared to the minimum net capital requirement of $5,000. The clearing broker contract requires a minimum net capital requirement of $150,000 and a client relationship requires the Company to maintain a minimum net capital of $500,000.

Note 5: Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities may expose the Company to risk in the event brokers, dealers or clearing organizations are unable to fulfill their contractual obligations.

The Company maintains cash and cash equivalents with various financial institutions, some of which are not insured under the federal depository insurance program. At December 31, 2001, the Company had cash in excess of federally insured limits of $688,289.

A related company (Sloate, Weisman, Murray and Company, Inc.) has clients, which generate a substantial portion of the commission revenues of this Company (see Note 6).

Note 6: Related Party Transactions

Commissions earned by the Company are derived primarily from the related company and are billed at standard rate. The Company reimburses this related company for overhead expenses. Overhead expense for the year ended December 31, 2001, totaled $1,528,231.

In addition, the Company's trading commission deposit account with a broker guarantees a security deposit for a lease in which the related company is the lessee. The amount of guarantee is for $62,645.

SWM SECURITIES, INC.
SCHEDULE I: COMPUTATION OF THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Total stockholders' equity qualified for net capital	$835,828
Deductions and charges:	
Non-allowable assets	15,799
Excess fidelity bond deductible	5,000
Haircuts on other securities	42
Net capital	$814,987
Aggregate indebtedness:	
Accounts payable	$ 7,944
Aggregate indebtedness	$ 7,944
Excess net capital	$809,987
Excess net capital at 1000%	$814,192
Ratio of aggregate indebtedness to net capital	0.9747%

No material differences were found in the above computation and the computation included in the Company's corresponding unaudited X-17A-5 Part IIA filing of December 31, 2001.